EXHIBIT 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 1 to the Annual Report of New Found Gold Corp. (the “Registrant”) on Form 40-F for the fiscal year ending December 31, 2019 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael Kanevsky, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:

(i)	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/Michael Kanevsky
Name:	Michael Kanevsky
Title:	Chief Financial Officer

Date: June 30, 2022